SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Reports Third Quarter 2006 Results dated November 29, 2006.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Reports Third Quarter 2006 Results

Wednesday November 29, 8:16 am ET

Net Profit Increased by 94.8% Compared to Third Quarter 2005

GEDERA, Israel, November 29 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF; ISRQ: TATTF), reported today a net profit of $1,675,300 on sales of $18,976,730 in the third quarter ended September 30, 2006 compared to a net profit of $859,919 on sales of $14,403,370 for the same period of 2005.

For the first nine months the company reported a net profit of $4,411,264 on sale of $53,773,889 compared to a net profit of $2,546,532 on sale of $31,753,490 for the same period of 2005.

Sales for the third quarter increased by 30.5% and net profit increased by 94.8% compared to the same quarter last year. These improvements have been mainly generated by TAT's subsidiaries.

On October 2006, the company signed a letter of intent with Stork N.V. and its aerospace subsidiary Fokker Services B.V. to sale 51% of Piedmont Aviation Components Services, LLC and 49% of Limco Airepair Inc. (the company subsidiaries) for $38,375,000. The closing is expected to be in January 2007.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as APU's, Landing Gears, Propellers, pumps, valves, Power Systems, Turbines, etc.

                              TAT TECHNOLOGIES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     (Amounts in Thousands U.S $, Unaudited)


                                Nine Months Ended     Three Months Ended

                                   September 30         September 30
                                 2006        2005       2006       2005

                                  ($)       ($)        ($)         ($)
    Revenues                      53,774    31,753     18,977      14,403
    Gross Profit                  14,539     9,618      5,201       3,842
    Income from Operations         6,731     4,126      2,556       1,354
    before Income Taxes
    Income Tax                     2,320     1,579        881         494
    Net Income                     4,411     2,547      1,675         860
    Basic and Diluted Earnings
    Per Share                     $ 0.73    $ 0.42     $ 0.28      $ 0.14

    Weighed Average Basic and
    Diluted Shares
    Outstanding                6,042,671  6,042,671   6,042,671   6,042,671



    AT THE COMPANY
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: November 29, 2006